P.O. Box 370
Kirkland Lake, Ontario P2N 3J7, Canada

April 18, 2007	Symbol - TSX & AIM: KGI

PRIVATE PLACEMENT OF SHARES
FOR PROCEEDS OF $6 MILLION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it intends to privately place 483,871 common shares at a price of $12.40 per share for gross proceeds of approximately $6 million. The placees will be Sprott Asset Management ($5 million) and a director of the Company ($1 million). The Company will pay a 6.5% finder’s fee to Fort House and MGI Securities in respect of Sprott’s investment. The placement is subject to regulatory approval.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange plc
has reviewed or accepts responsibility for the adequacy or accuracy of this news release.